SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                           FOR THE MONTH OF MARCH 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                            -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F X Form 40-F ____
                                    ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                  Yes ___ No X
                                            ---

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                           ANNOUNCES CAPITAL INCREASE

BRASILIA, BRAZIL, MARCH 27, 2001 - Tele Centro Oeste Celular Participacoes S.A. (NYSE: TRO; IBOVESPA: TCOC3/TCOC4), in observance of the provisions in Article 157 of the Brazilian Law number 6,404/76 and of Brazilian Securities Exchange Commission - CVM Instructions numbers 31/84, 319/99 and 320/00, hereby informs that its Board of Directors has approved the increase in social capital described below. The amortization of the shareholder premium resulting from the incorporation of Coverage S/A, during the year periods of 1999 and 2000, consolidated a fiscal benefit of R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy-six Brazilian Reais), converted into credit to be utilized to increase the social capital, with the issuance of new shares, guaranteeing the right of preference provided in article 171 of the Brazilian Law number 6,404/76. The beneficiary of this credit is BID S/A, who will receive the shares of this issuance and / or the cash received for the exercise of the right of preference on the part of TCO's shareholders.

1.    TOTAL VALUE OF SUBSCRIPTIONS
      R$ 16,617,676.00 (sixteen million, six hundred and seventeen thousand, six hundred and seventy six Brazilian Reais).

2.    VALUE OF THE CAPITAL INCREASE
      R$  5,078,059.85  (five  million,   seventy-eight   thousand,   fifty-nine
      Brazilian Reais and eighty-five cents).

3.    VALUE OF THE SHAREHOLDER PREMIUM UPON SUBSCRIPTION
      R$ 11,539,616.15 (eleven million, five hundred and thirty-nine thousand, six hundred and sixteen Brazilian Reais and fifteen cents).

4.    NUMBER AND TYPE OF SHARES TO BE ISSUED
      2,064,307,577   common   shares  with  no  nominal   value  and  without
      certificates.

5.    PRICE UPON ISSUANCE
      R$ 8.05 per batch of one thousand common shares.
      The price of common shares corresponds to the weighted average of the period between February 21, 2001 and March 23, 2001.

6.    DIVIDENDS
      The shares resulting from this issuance will bear the right to complete dividends and / or interest on owned capital declared for the 2001 period.

7. EXERCISE OF THE PREFERENTIAL SUBSCRIPTION RIGHT From April 02, 2001 to May 02, 2001.

8.    PROPORTION OF THE PREFERENTIAL SUBSCRIPTION RIGHT
      In order to determine the amount of shares that can be subscribed, the shareholder must multiply the amount of shares owned on March 27, 2001 by the following factors:

      TYPE OF SHARES OWNED            FACTOR                   TYPE TO SUBSCRIBE
      Common                          0.00566496455            Common
      Preferred                       0.00566496455            Common

9.    FORM OF PAYMENT
      On demand, upon subscription.

10.   QUALIFICATION FOR SUBSCRIPTION

     10.1. The shareholders who have acquired their shares until March 27, 2001 will qualify for subscription. The shares which have been acquired as of March 28, 2001 will no longer provide their assignee with the right to subscription.

     10.2. Holders of ADRs: The new shares will not be registered under the U.S. Securities Act of 1933 and cannot be offered in the United Sates or sold to any U.S. person

     10.3. The shareholders who own shares and wish to negotiate their subscription right during the period comprising the exercise of the preferential subscription right are expected to request the Transfer of Ownership, which will be issued by the financial institution responsible for the shares without certificates, Banco ABN Amro Real S.A., or by the Custodian Entities (Exchange Markets).

     10.4. The Custodian Entities may subscribe in the shareholders' name, in the proportion of their rights, as fiduciary owners, up to the amount corresponding to the shares in custody.

     10.5. Once a Transfer of Ownership has been issued, and provided that there has been sale, the corresponding declaration will be requested on the back of the Transfer of Ownership with a notarized signature.

     10.6. No copies of the Transfer of Ownership will be accepted.

11.   RESIDUES
      There shall be no remaining right to subscription.

12.   DOCUMENTATION FOR SUBSCRIPTION AND TRANSFER OF OWNERSHIP

      The shareholders are expected to present the following original documents or their notarized copies:

     12.1 Individuals: some form of personal identification and their CPF card (general taxpayers registry), issued by the Department of Finance and a supporting proof of residence.

     12.2 Legal Entities: the company's CNPJ/MF card, the company's contract or a copy of the by-laws and the minutes of the Assembly in which the current board was elected and supporting proof of address.

     12.3. In the case of attorneyship, the presentation of the respective public instrument of power of attorney, with notarized signature, will be requested.

13.  PLACE OF CLIENT SERVICES

     At the branches of Banco Real S.A.

14.  DEADLINE FOR SUBMITTING THE SHARES
     Until 05 (five) days after confirmation of the Capital Increase, at Banco Real S.A.


SOURCE: TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
CONTACT INFORMATION: ARTHUR FONSECA OF TELE CENTRO OESTE CELULAR
  PARTICIPACOES S.A.
PHONE NUMBER: +55 61 313-7765
WEB SITE: WWW.TCO.NET.BR

 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. ADJUSTS FINANCIAL STATEMENTS AS
                        RESULT OF INSTRUCTION 349 BY CVM

BRASILIA, BRAZIL, MARCH 27, 2001 - TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. (NYSE: TRO; IBOVESPA: TCOC3/TCOC4) AND ITS CONTROLLED COMPANIES, TELEBRASILIA CELULAR S/A, TELEGOIAS CELULAR S/A, TELEMAT CELULAR S/A, TELEMS CELULAR S/A, TELERON CELULAR S/A AND TELEACRE CELULAR S/A, PUBLICLY INFORM THAT AS A RESULT OF INSTRUCTION NUMBER 349, ISSUED BY THE BRAZILIAN SECURITIES EXCHANGE COMMISSION - CVM - ON MARCH 06, 2001, THEY HAVE OPTED FOR ADJUSTING THEIR FINANCIAL STATEMENTS RELATIVE TO THE PERIOD FINISHED ON DECEMBER 31, 2000 IN THE FOLLOWING MANNER:

a) Constitution of a provision aimed at maintaining the integrity of the Net Equity, which reduces the share premium account in the Companies' Assets and the special share premium reserve account in the Net Equity, in the value of R$ 212,814 thousand Brazilian Reais, with retroactive effects to January of 2000;

b) Recognition of the amortization of the above provision, credited to the results obtained in the 1999 and in the 2000 periods, in the value of R$ 3,388 thousand Brazilian Reais and R$ 38,391 thousand Brazilian Reais, respectively;

c) Presentation in the Balance Sheet of the share premium deducted from the provision mentioned in item a), representing the realizable tax credit divided in short and long terms, according to the expected realization periods.



Effects on the Results and on the Net Equity at December 31, 2000:

                                  PRIOR TO PROVISION      AFTER PROVISION
   Net 2000 Result..............  R$    90,928,000        R$ 129,319,000
   Net Equity.....................R$ 1,067,433,000        R$ 896,398,000


This Relevant Fact and the information that motivated it, as well as the corresponding alterations in the Quarterly Information (ITR), will remain
available  on  the  two  Websites   maintained  by  Tele  Centro  Oeste  Celular
Participacoes S/A and the CVM - Brazilian Securities Exchange Commission, respectively.


SOURCE: TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
CONTACT INFORMATION: ARTHUR FONSECA OF TELE CENTRO OESTE CELULAR
  PARTICIPACOES S.A.
PHONE NUMBER: +55 61 313-7765
WEB SITE: WWW.TCO.NET.BR

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Tele Centro Oeste Cellular Holding Company


Date: March 27, 2001                By:/s/ MARIO CESAR PEREIRA DE ARAUJO
                                    --------------------------------------------
                                    Name:   Mario Cesar Pereira de Araujo
                                    Title:  President